April 14, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-6010

Re:	Edap TMS S.A. Request for Acceleration of Effective Date of Registration Statement on Form F-3 (File No. 333-255101)

Ladies and Gentlemen:

Pursuant to Rule 461(a) of Regulation C under the Securities Act of 1933, as amended (the “Securities Act”), EDAP TMS S.A. (the “Registrant”) hereby requests acceleration of the effective date of its Registration Statement on Form F-3 (Registration No. 333-255101) (the “Registration Statement”). The Registrant respectfully requests that, pursuant to Section 8(a) of the Securities Act of 1933, such Registration Statement be declared effective as of 10:00 a.m., Eastern Time, on Friday April 16, 2021 or as soon as practicable thereafter.

The Registrant hereby authorizes Linda Hesse of Jones Day, counsel of the Registrant, to orally modify or withdraw this request for acceleration.

Please contact Linda Hesse at +33 (0) 1 56 59 38 72 or Peter Devlin at +1 (212) 326-3978 if you have any questions regarding this request and to provide notice of effectiveness.

Best regards,

EDAP TMS S.A.

By:	/s/ François Dietsch
Name:	François Dietsch
Title:	Chief Financial Officer